

July 10, 2014

<u>Via E-mail</u>
Shawn Leon
Chief Executive Officer
Greenestone Healthcare Corporation
5734 Yonge Street, Suite 300
North York, Ontario, Canada M2M 4E7

      Re: Greenestone Healthcare Corporation
              Item 4.01 Form 8-K
              Filed June 30, 2014
              File No. 000-15078

Dear Mr. Leon:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Joel Parker

              Joel Parker
              Accounting Branch Chief